Exhibit 99.2

Pioneering Science to Transform Patient Outcomes

Half-Year Financial Report 2025

Galápagos

Pioneering for patients

ABOUT THIS REPORT

About This Report

This report contains information required under Belgian law. Galapagos NV is a limited liability company organized under the laws of Belgium, having its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium and registered with the Crossroads Enterprise Database (RPR Antwerp – division Mechelen) under number 0466.460.429.

Throughout this report, the term “Galapagos NV” refers solely to the non-consolidated Belgian company, and references to “we,” “our,” “the group” or “Galapagos” include Galapagos NV together with its subsidiaries.

This report is published in Dutch and in English. Galapagos will use reasonable efforts to ensure the translation and conformity between the Dutch and English versions. In case of inconsistency between the Dutch and the English version, the Dutch version shall prevail.

This report is available free of charge and upon request addressed to:

Galapagos NV

Investor Relations

Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium

Tel: +32 15 34 29 00

Email: ir@glpg.com

A digital version of this report is available on our website, www.glpg.com.

We will use reasonable efforts to ensure the accuracy of the digital version, but we do not assume responsibility if inaccuracies or inconsistencies with the printed or PDF document arise as a result of any electronic transmission. Other information on our website or on other websites does not form a part of this report.

With the exception of filgotinib’s approval as Jyseleca® (which was transferred to Alfasigma in early 2024) for the treatment of moderate-to-severe rheumatoid arthritis and ulcerative colitis by the European Commission, Great Britain’s Medicines and Healthcare products Regulatory Agency, and the Japanese Ministry of Health, Labour and Welfare, our drug candidates mentioned in this report are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

Galapagos NV Half-Year Financial Report 2025

TABLE OF CONTENTS

Table of Contents

Management Report
Main Events in the First Six Months of 2025	5
Financial Highlights	8
The Galapagos Share	12
Related Party Transactions	13
Risk Factors	13

Financial Statements
Unaudited Condensed Consolidated Interim
Financial Statements	15
Notes	22

Other Information
Forward-Looking Statements	35
Glossary	37
Financial Calendar	45
Other Information	46
Contact	47

Galapagos NV Half-Year Financial Report 2025

Management Report

MANAGEMENT REPORT

Main Events in the First Six Months of 2025

Portfolio

The charts below provide an overview of our R&D pipeline in oncology and immunology comprising our product candidates that are in development as of the date of this report’s publication.

Oncology

Robust Best-in-Class Pipeline

*

GLPG5101 protocol being amended to include CLL. BIC, best-in-class; BL, Burkitt lymphoma; CLL, chronic lymphocytic leukemia; DLBCL, diffuse large B- cell lymphoma; FL, follicular lymphoma; High-risk DLBCL with International Prognostic Index 3-5 or double/triple-hit lymphoma, primary refractory disease, defined as subjects failing to achieve a complete response to first-line anti-CD20 and anthracycline-based chemoimmunotherapy after ≥2 cycles at the interim disease assessment; MCL, mantle cell lymphoma; MM, multiple myeloma; MZL, marginal zone lymphoma; PCNSL, primary central nervous system lymphoma; R/R relapsed/refractory; RT, Richter transformation; SCLC, small-cell lung cancer; 1Collaboration with ADAP

Immunology

DM, dermatomyositis; SLE, systemic lupus erythematosus

Galapagos NV Half-Year Financial Report 2025

MANAGEMENT REPORT

First Quarter 2025

See our Q1 2025 press release.

Second Quarter 2025 and Post-Period Update

Strategic and Corporate Update

•

On May 13, 2025, we announced that the Board of Directors decided, following regulatory and market developments, to re-evaluate the previously proposed separation. As a result, strategic alternatives for the cell therapy business, including a potential divestiture, are being evaluated, with the goal of maximizing shareholder value:

•	To facilitate this process, we established Galapagos Cell Therapeutics as a standalone entity within the Galapagos Group for consolidating all cell therapy activities.

•	An update on the strategic process is expected to be provided in conjunction with the third-quarter 2025 results.

•	Morgan Stanley is acting as financial advisor in connection with this process.

•

Our remaining business is focused on establishing a robust and novel pipeline of innovative medicines through transformational transactions. In recent months, we have taken decisive steps to advance this strategy by strengthening leadership and aligning internal capabilities to deliver on our goals:

•

Executive leadership has been reinforced with the appointment of Henry Gosebruch as Chief Executive Officer, succeeding Dr. Paul Stoffels[1], and Aaron Cox as Chief Financial Officer, succeeding Thad Huston.

•

Ms. Sooin Kwon was appointed as Chief Business Officer (CBO) and Mr. Dan Grossman as Chief Strategy Officer (CStO), effective August 4, 2025. Recruitment for additional key leadership roles to further strengthen our management team is ongoing.

•

Dawn Svoronos and Jane Griffiths have been appointed as Non-Executive Independent Directors by way of co- optation, effective July 28, 2025, replacing Peter Guenter and Simon Sturge, who will be stepping down.

•	We transferred certain small molecule programs in oncology and immunology to Onco3R Therapeutics and in return, we will receive equity and future milestone-based considerations.

•

We are actively exploring partnership opportunities for GLPG3667, a small molecule TYK2 inhibitor currently in Phase 3-enabling studies for systemic lupus erythematosus (SLE) and dermatomyositis (DM). Topline results from ongoing studies with GLPG3667 are expected during the first half of 2026.

[1]	Dr. Paul Stoffels, acting via Stoffels IMC BV

Galapagos NV Half-Year Financial Report 2025

MANAGEMENT REPORT

Advancing the Cell Therapy Pipeline and Platform Under Current Planning, Subject to Ongoing Strategic Review

•

We presented new promising safety, efficacy and manufacturing data for GLPG5101 (CD19 CAR-T) from the completely enrolled cohort in relapsed/refractory (R/R) indolent non-Hodgkin lymphoma (iNHL) (Cohort 3) of the ongoing ATALANTA-1 Phase 1/2 study at ICML. As of the October 14, 2024 data cut-off, 34 patients with R/R iNHL (follicular lymphoma, FL, n=29; marginal zone lymphoma, MZL, n=5) underwent leukapheresis, of whom 32 (94%) received an infusion of GLPG5101. GLPG5101 demonstrated promising efficacy with robust and durable CAR-T cell expansion. A complete response (CR) rate of 97% (31/32) was observed with 100% of evaluable patients (10/10) being MRD negative at time of CR and the 12-month progression free survival (PFS) rate was 97%. GLPG5101 showed a favorable safety profile, with low rates of severe cytokine release syndrome (CRS) and immune effector cell-associated neurotoxicity syndrome (ICANS) observed, and no deaths reported.

•

We presented new promising pooled safety and manufacturing data from the ongoing ATALANTA-1 Phase 1/2 study for GLPG5101 in 64 patients with R/R NHL at EHA. As of the October 14, 2024 data cut-off date, of the 64 patients enrolled, 61 received treatment, resulting in a 5% attrition rate, significantly lower than industry benchmarks. 95% of patients were infused with fresh, stem-like early memory CD19 CAR-T cells, with 89% receiving treatment within seven days, avoiding the need for cryopreservation and cytotoxic bridging therapy. The data showed that GLPG5101 was well-tolerated with only a single case of Grade 3 CRS and Grade 3 ICANS reported in this heavily pretreated population.

•

GLPG5101 is being advanced toward pivotal development in mantle cell lymphoma (MCL), with enrollment expected to start in 2026. Following updates to the clinical study design, the Biologics License Application (BLA) filing is anticipated in 2028 with approval now expected in 2029.

•	We recently signed a collaboration agreement with CELLforCURE, by Seqens, to support the decentralized manufacturing of GLPG5101 for clinical development in Paris and the broader France area.

•

Our other cell therapy programs continue to progress including GLPG5301, a BCMA CAR-T candidate for relapsed/ refractory multiple myeloma; uza-cel, a MAGE A4 TCR-T candidate in head and neck cancer, in collaboration with Adaptimmune; and the early-stage next-generation CAR-T assets.

Financial Guidance

As of June 30, 2025, we had approximately €3.1 billion in cash and financial investments. Following recent leadership changes and as we are assessing strategic alternatives for the cell therapy business, we plan to provide an updated 2025 cash outlook at the time of our third-quarter 2025 results.

Galapagos NV Half-Year Financial Report 2025

MANAGEMENT REPORT

Financial Highlights

Consolidated Key Figures

(thousands of €, if not stated otherwise)	Six months ended June 30, 2025	Six months ended June 30, 2024	Year ended December 31, 2024
Income statement
Supply revenues	18,486	19,105	34,863
Collaboration revenues	121,779	121,200	240,786
Total net revenues	140,265	140,305	275,649
Cost of sales	(18,435)	(19,105)	(34,863)
R&D expenses	(278,027)	(145,225)	(335,459)
S&M, G&A expenses	(74,470)	(63,925)	(134,438)
Other operating income	14,932	16,638	40,773
Operating loss	(215,735)	(71,312)	(188,338)
Net financial results	(45,056)	98,337	185,253
Taxes	1,788	1,139	1,803
Net profit/loss (–) from continuing operations	(259,003)	28,164	(1,282)
Net profit/loss (–) from discontinued operations, net of tax	(148)	71,041	75,364
Net profit/loss (–)	(259,151)	99,205	74,082
Income statement from discontinued operations
Product net sales	—	11,264	11,475
Collaboration revenues	—	26,041	26,041
Total net revenues	—	37,305	37,516
Cost of sales	—	(2,012)	(1,693)
R&D expenses	(12,516)	(11,279)	(8,152)
S&M, G&A expenses	(620)	(10,320)	(12,607)
Other operating income	11,599	54,601	56,180
Operating profit/loss (–)	(1,537)	68,295	71,244
Net financial results	1,921	2,844	4,218
Taxes	(532)	(98)	(98)
Net profit/loss (–) from discontinued operations, net of tax	(148)	71,041	75,364

Galapagos NV Half-Year Financial Report 2025

MANAGEMENT REPORT

(thousands of €, if not stated otherwise)	Six months ended June 30, 2025	Six months ended June 30, 2024	Year ended December 31, 2024
Balance sheet
Cash and cash equivalents	71,669	72,328	64,239
Financial investments	3,019,835	3,358,092	3,253,516
R&D incentives receivables	147,672	172,139	172,611
Assets	3,818,224	4,290,367	4,135,719
Shareholders’ equity	2,643,819	2,910,295	2,896,939
Deferred income	954,066	1,186,822	1,071,352
Other liabilities	220,339	193,250	167,428
Cash flow
Operational cash burn	(91,529)	(250,041)	(373,961)
Cash flow used in operating activities	(147,388)	(188,867)	(320,026)
Cash flow generated from investing activities	159,452	95,678	220,597
Cash flow used in financing activities	(1,611)	(2,232)	(4,924)
Increase/decrease (–) in cash and cash equivalents	10,453	(95,421)	(104,353)
Effect of currency exchange rate fluctuation on cash and cash equivalents	(3,023)	939	1,782
Cash and cash equivalents at the end of the period	71,669	72,328	64,239
Financial investments at the end of the period	3,019,835	3,358,092	3,253,516
Total financial investments and cash and cash equivalents at the end of the period	3,091,504	3,430,420	3,317,755
Financial ratios
Number of shares issued at the end of the period	65,897,071	65,897,071	65,897,071
Basic and diluted earnings/loss (–) per share	(3.93)	1.51	1.12
Share price at the end of the period (in €)	23.76	23.34	26.52

Total group employees at the end of the period (number)	558	683	704

Galapagos NV Half-Year Financial Report 2025

MANAGEMENT REPORT

First-Half 2025 Financial Results

On May 13, 2025, we announced a strategic update regarding the company’s intention to separate into two publicly traded entities. Since the initial announcement on January 8, 2025, we made significant progress in reorganizing our business towards the separation, which was expected by mid-2025, subject to shareholder approval and other customary conditions. However, following regulatory and market developments, our Board of Directors decided to re-evaluate the previously proposed separation. As such, we are exploring all strategic alternatives for the existing businesses, including the cell therapy business, with a focus on maximizing resources available for transformative business development transactions.

•

Total operating loss from continuing operations for the six months ended June 30, 2025, was €215.7 million, compared to an operating loss of €71.3 million for the six months ended June 30, 2024. This operating loss was negatively impacted by the strategic reorganization and intended separation, for a total of €131.6 million. This is reflected in severance costs of €47.5 million, costs for early termination of collaborations of €45.7 million, impairment on fixed assets related to small molecules activities of €12.0 million, deal costs of €16.6 million, €8.0 million accelerated non- cash cost recognition for subscription right plans related to good leavers and €1.8 million other expenses.

•

Total net revenues for the six months ended June 30, 2025, amounted to €140.3 million, compared to €140.3 million for the six months ended June 30, 2024. The revenue recognition related to the exclusive access rights granted to Gilead for our drug discovery platform amounted to €115.1 million for the first six months of both 2025 and 2024. Our deferred income balance at June 30, 2025 includes €1.0 billion allocated to our drug discovery platform that will be recognized linearly over the remaining term of the Option, License and Collaboration Agreement (OLCA) with Gilead. We have recognized royalty income from Gilead for Jyseleca® for €5.6 million in the first six months of 2025 (compared to €6.1 million in the same period last year).

•

Cost of sales for the six months ended June 30, 2025, amounted to €18.4 million, compared to €19.1 million in the same period last year, and related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues.

•

R&D expenses in the first six months of 2025 amounted to €278.0 million, compared to €145.2 million for the first six months of 2024. This increase was primarily explained by an increase in subcontracting cost from €64.6 million in the first half-year of 2024 to €141.0 million in the first half-year of 2025 due to increased costs for CAR-T and small molecule programs in oncology, and costs for early termination of collaborations. Personnel costs increased from €42.0 million in the first half of 2024 to €82.3 million for the same period this year due to severance costs. Depreciation and impairment expenses increased from €13.3 million in the first six months of 2024 to €32.2 million in the first six months of 2025 due to impairments on fixed assets related to small molecules activities.

•

S&M expenses amounted to €1.6 million in the first six months of 2025, compared to €7.1 million in the first six months of 2024. The decrease related to the reversal of a bad debt provision on Alfasigma receivables, a decrease in professional fees and other operating expenses.

•

G&A expenses amounted to €72.9 million in the first six months of 2025, compared to €56.8 million in the first six months of 2024. The increase in legal and professional fees, from €15.6 million in the first six months of 2024 to €20.8 million in the first six months of 2025 mainly related to deal costs, while the increase in personnel expenses of €11.7 million (from €25.4 million in the first six months of 2024 to €37.1 million in the same period this year) was due to higher severance costs.

•	Other operating income amounted to €14.9 million in the first six months of 2025, compared to €16.6 million for the same period last year, mainly driven by a reduction of recharges to Alfasigma.

Net financial loss in the first six months of 2025 amounted to €45.0 million (as compared to net financial income of €98.3 million in the same period last year) and consisted mainly of €21.8 million interest income (as compared to €49.4 million interest income in the same period last year) due to the decreased interest rates. Net financial loss in the first six months of 2025 also included €37.9 million of unrealized currency exchange loss on our cash and cash equivalents and current financial investments at amortized cost in U.S. dollar (as compared to €18.2 million unrealized currency exchange gain on cash and cash equivalents and current financial investments in the first six months of 2024), as a result of the fluctuation of the U.S. dollar, and €27.2 million negative changes in fair value of current financial investments (€31.2 million positive changes in the same period last year).

Galapagos NV Half-Year Financial Report 2025

MANAGEMENT REPORT

We had €1.8 million of tax income for the first six months of 2025 (as compared to €1.1 million tax income for the same period last year).

Net loss from continuing operations for the first six months of 2025 was €259.0 million, compared to a net profit from continuing operations of €28.2 million for the same period last year.

Net loss from discontinued operations related to Jyseleca® amounted to €0.1 million for the first six months of 2025, compared to a net profit amounting to €71.0 million for the first six months of 2024. The operating profit from discontinued operations for the six months ended June 30, 2024, was mainly related to the gain on the sale of the Jyseleca® business to Alfasigma of €52.3 million.

We reported a net loss for the six months ended June 30, 2025, of €259.1 million, as compared to a net profit of €99.2 million for the six months ended June 30, 2024.

Cash, Cash Equivalents and Financial Investments

Cash and cash equivalents and financial investments totaled €3,091.5 million as of June 30, 2025 (€3,317.8 million as of 31 December 2024).

On June 30, 2025, our cash and cash equivalents and current financial investments included $2,156.2 million held in U.S. dollars ($726.9 million on December 31, 2024) which could generate foreign exchange gains or losses in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR.

A net decrease of €226.3 million in cash and cash equivalents and financial investments was recorded during the first six months of 2025, compared to a net decrease of €254.1 million during the first six months of 2024.

This net decrease was composed of (i) €91.5 million of operational cash burn, (ii) €122.7 million of negative exchange rate differences, negative changes in fair value of current financial investments and variation in accrued interest income, (iii) €20.0 million loans and advances given to third parties, partly offset by (iv) €7.9 million of net cash in related to the sale/ acquisition of subsidiaries.

The operational cash burn (or operational cash flow if this liquidity measure is positive) is a financial measure that is not calculated in accordance with IFRS. Operational cash burn/cash flow is defined as the increase or decrease in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

1.	the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (–) financing activities.

2.

the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the acquisition of equity investments held at fair value; the movement in restricted cash and movement in financial investments, if any, the loans and advances given to third parties, if any, included in the net cash flows generated from/used in (–) investing activities.

3.	the cash used for other liabilities related to the acquisition of businesses, if any, included in the net cash flows generated from/used in (–) operating activities.

This alternative liquidity measure is in our view an important metric for a biotech company in the development stage.

Galapagos NV Half-Year Financial Report 2025

MANAGEMENT REPORT

The following table provides a reconciliation of the operational cash burn:

	Six months ended June 30
(thousands of €)	2025	2024
Increase/decrease (–) in cash and cash equivalents (excluding effect of exchange differences)	10,453	(95,421)
Less:
Convertible loan issued to third party	20,000	—
Net sale of financial investments	(114,041)	(200,307)
Acquisition of equity investments held at fair value	—	36,880
Cash in/cash out (–) from the disposal of subsidiaries, net of cash disposed of	(9,733)	5,209
Cash used for other liabilities related to the disposal of subsidiaries	—	3,598
Cash used for other liabilities related to the acquisition of subsidiaries	1,792	—

Total operational cash burn	(91,529)	(250,041)

The Galapagos Share

Galapagos NV (ticker: GLPG) has been listed on Euronext Amsterdam and Brussels since May 6, 2005 and on the Nasdaq Global Select Market since May 14, 2015.

Performance of the Galapagos share on Euronext and Nasdaq

Galapagos NV Half-Year Financial Report 2025

MANAGEMENT REPORT

Related Party Transactions

We refer to the statements included under the heading “Related party transactions” in the “Notes to the unaudited condensed consolidated interim financial statements for the first six months of 2025” part of this report.

Risk Factors

We refer to the description of risk factors in our 2024 annual report, pp. 141–158, as supplemented by the description of risk factors in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, pp. 3–61. In summary of the foregoing, the principal risks and uncertainties faced by us relate to and include, but are not limited to: product development and regulatory approval, commercialization, our financial position and need for additional capital, our reliance on third parties, our intellectual property, our competitive position, our organization, structure and operation, and market risks relating to our shares and ADSs.

We also refer to the description of the group’s financial risk management given in the 2024 annual report, pp. 223–225, which remains valid and unaltered.

Galapagos NV Half-Year Financial Report 2025

Financial Statements

FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Interim Financial Statements for the First Six Months of 2025

Consolidated Statement of Income and Comprehensive Income/Loss (-) (unaudited)

Consolidated income statement

	Six months ended June 30
(thousands of €, except per share data)	2025	2024
Supply revenues	18,486	19,105
Collaboration revenues	121,779	121,200

Total net revenues	140,265	140,305

Cost of sales	(18,435)	(19,105)
Research and development expenses	(278,027)	(145,225)
Sales and marketing expenses	(1,556)	(7,092)
General and administrative expenses	(72,914)	(56,833)
Other operating income	14,932	16,638

Operating loss	(215,735)	(71,313)

Fair value adjustments and net currency exchange differences	(66,228)	49,455
Other financial income	22,536	50,015
Other financial expenses	(1,364)	(1,133)

Profit/loss (–) before tax	(260,791)	27,024

Income taxes	1,788	1,139

Net profit/loss (–) from continuing operations	(259,003)	28,164

Net profit/loss (–) from discontinued operations, net of tax	(148)	71,041

Net profit/loss (–)	(259,151)	99,205

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

	Six months ended June 30
(thousands of €, except per share data)	2025	2024
Net profit/loss (–) attributable to:
Owners of the parent	(259,151)	99,205
Basic and diluted earnings/loss (–) per share	(3.93)	1.51
Basic and diluted earnings/loss (–) per share from continuing operations	(3.93)	0.43

The accompanying notes form an integral part of these condensed consolidated financial statements.

Consolidated statement of comprehensive income/loss (–)

	Six months ended June 30
(thousands of €)	2025	2024
Net profit/loss (–)	(259,151)	99,205
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	—	74
Fair value adjustment financial assets held at fair value through other comprehensive income	(6,012)	923
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	(618)	215
Realization of translation differences upon sale of foreign operations	—	4,095
Other comprehensive income/loss (–), net of income tax	(6,630)	5,307
Total comprehensive income/loss (–)

Owners of the parent	(265,781)	104,512
Total comprehensive income/loss (–) attributable to owners of the parent arises from:

Continuing operations	(265,633)	29,112
Discontinued operations	(148)	75,400

Total comprehensive income/loss (–), net of income tax	(265,781)	104,512

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

(unaudited)

	June 30	December 31
(thousands of €)	2025	2024
Assets
Goodwill	69,151	70,010
Intangible assets other than goodwill	147,427	164,862
Property, plant and equipment	109,686	122,898
Deferred tax assets	870	1,474
Non-current R&D incentives receivables	115,330	132,729
Non-current contingent consideration receivable	50,645	42,465
Equity investments	46,928	52,941
Other non-current assets	2,527	8,708
Convertible loan	20,348	—
Non-current financial investments	—	200,182

Non-current assets	562,912	796,269

Inventories	33,794	51,192
Trade and other receivables	55,499	47,476
Current R&D incentives receivables	32,342	39,882
Current financial investments	3,019,835	3,053,334
Cash and cash equivalents	71,669	64,239
Escrow account	21,819	41,163
Other current assets	20,354	31,049

Current assets from continuing operations	3,255,312	3,328,335

Assets in disposal group classified as held for sale	—	11,115

Total current assets	3,255,312	3,339,450

Total assets	3,818,224	4,135,719

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

	June 30	December 31
(thousands of €)	2025	2024
Equity and liabilities
Share capital	293,937	293,937
Share premium account	2,736,994	2,736,994
Other reserves	(9,215)	(3,158)
Translation differences	2,899	3,472
Accumulated losses	(380,796)	(134,306)

Total equity	2,643,819	2,896,939

Retirement benefit liabilities	2,109	2,099
Deferred tax liabilities	17,877	20,660
Non-current lease liabilities	6,050	8,243
Other non-current liabilities	21,585	33,821
Non-current deferred income	723,830	838,876

Non-current liabilities	771,451	903,699

Current lease liabilities	2,393	3,479
Trade and other liabilities	133,179	98,877
Provisions	36,868	—
Current tax payable	278	249
Current deferred income	230,236	232,476

Total current liabilities	402,954	335,081

Total liabilities	1,174,405	1,238,780

Total equity and liabilities	3,818,224	4,135,719

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

Consolidated Cash Flow Statement

(unaudited)

	Six months ended June 30
(thousands of €)	2025	2024
Net profit/loss (–) of the year	(259,151)	99,205

Adjustment for non-cash transactions	168,205	(14,184)
Adjustment for items to disclose separately under operating cash flow	(22,743)	(49,814)
Adjustment for items to disclose under investing and financing cash flows	(41,328)	(62,075)
Change in working capital other than deferred income	112,335	(64,496)
Cash used for other liabilities related to the disposal of subsidiaries	—	(3,598)
Cash used for other liabilities related to the acquisition of subsidiaries	(1,792)	—
Decrease in deferred income	(117,286)	(140,038)

Cash used in operations	(161,760)	(235,000)

Interest paid	(304)	(501)
Interest received	14,880	47,228
Corporate taxes paid	(204)	(594)

Net cash flow used in operating activities	(147,388)	(188,867)

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

	Six months ended June 30
(thousands of €)	2025	2024
Purchase of property, plant and equipment	(9,250)	(7,062)
Purchase of intangible fixed assets	(155)	(65,036)
Purchase of financial investments	(2,087,499)	(1,516,737)
Investment income received related to financial investments	42,338	9,558
Sale of financial investments	2,201,540	1,717,044
Proceeds from settlement of hedging instrument	22,745	—
Cash in/cash out (–) from the disposal of subsidiaries, net of cash disposed of	9,733	(5,209)
Convertible loan issued to third party	(20,000)	—
Acquisition of equity investments held at fair value	—	(36,880)
Net cash flow generated from investing activities	159,452	95,678

Payment of lease liabilities	(1,611)	(2,232)
Net cash flow used in financing activities	(1,611)	(2,232)

Increase/decrease (–) in cash and cash equivalents	10,453	(95,421)

Cash and cash equivalents at beginning of the period	64,239	166,810

Increase/decrease (–) in cash and cash equivalents	10,453	(95,421)
Effect of exchange rate differences on cash and cash equivalents	(3,023)	939

Cash and cash equivalents at end of the period	71,669	72,328

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

(unaudited)

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total
On January 1, 2024	293,937	2,736,994	(1,201)	(5,890)	(228,274)	2,795,566
Net profit					99,205	99,205
Other comprehensive income			4,096	1,211		5,307
Total comprehensive income			4,096	1,211	99,205	104,512

Share-based compensation					10,217	10,217
On June 30, 2024	293,937	2,736,994	2,895	(4,679)	(118,852)	2,910,295

On January 1, 2025	293,937	2,736,994	3,472	(3,158)	(134,306)	2,896,939

Net loss					(259,151)	(259,151)
Other comprehensive loss			(573)	(6,057)		(6,630)

Total comprehensive loss			(573)	(6,057)	(259,151)	(265,781)

Share-based compensation					12,661	12,661
On June 30, 2025	293,937	2,736,994	2,899	(9,215)	(380,796)	2,643,819

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the First Six Months of 2025

Basis of Preparation

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union. The condensed consolidated interim financial statements do not contain all information required for an annual report and should therefore be read in conjunction with our Annual Report 2024.

Material Accounting Policies

There were no significant changes in accounting policies applied by us in these condensed consolidated interim financial statements compared to those used in the most recent annual consolidated financial statements of December 31, 2024.

New standards and interpretations applicable for the annual period beginning on January 1, 2025 did not have any material impact on our condensed consolidated interim financial statements.

We have not early adopted any other standard, interpretation, or amendment that has been issued but is not yet effective. We are currently still assessing the impact of these new accounting standards and amendments that are not yet effective, but we expect no standard to have a material impact on our financial statements in the period of initial application except for the effect of IFRS 18 (effective for the period beginning January 1, 2027) as mentioned below.

IFRS 18 Presentation and disclosure in Financial Statements, which was issued by the IASB in April 2024 supersedes IAS 1 and will result in major consequential amendments to IFRS Accounting Standards including IAS8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the condensed consolidated interim financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorization and sub-totals in the statement of profit or loss, aggregation/disaggregation and labelling of information, and disclosure of management-defined performance measures.

Summary of Significant Transactions

Strategic Update regarding the proposed Separation

On May 13, 2025, we announced a strategic update regarding the company’s intention to separate into two publicly traded entities. Since the initial announcement on January 8, 2025, we made significant progress in reorganizing our business towards the separation, which was expected by mid-2025, subject to shareholder approval and other customary conditions. However, following regulatory and market developments, our Board of Directors has decided to re-evaluate the previously proposed separation and will explore all strategic alternatives for the existing businesses, including the cell therapy business, with a focus on maximizing resources available for transformative business development transactions.

In the first half of 2025, we incurred costs for the strategic reorganization and intended separation, for a total of €131.6 million. This is reflected in severance costs of €47.5 million, costs for early termination of collaborations of €45.7 million, impairment on fixed assets related to small molecules activities of €12.0 million , deal costs of €16.6 million, €8.0 million accelerated non- cash cost recognition for subscription right plans related to good leavers and €1.8 million other expenses.

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

Transfer of Assets and Financing Agreement with Onco3R Therapeutics BV

In April 2025, we and Onco3R Therapeutics (Onco3R) signed an agreement under which multiple small molecule immunology and oncology assets, including Phase 1-ready SIK3 inhibitor, have been sold to Onco3R. Under the terms of the agreement, we will participate in Onco3R’s start-up capital via a convertible loan facility of €20 million, which will convert during the next equity financing round.

Onco3R is committed to using commercially reasonable efforts to develop and commercialize these assets.

This convertible loan facility is presented in the line “Convertible loan” in our statement of financial position and is measured at fair value through profit or loss. As per June 30, 2025, the only fair value change recognized is related to the capitalized interest.

In exchange for the transfer of these assets, we are entitled to a contingent consideration. The contingent consideration is recognized as a financial asset recognized at fair value through profit or loss. On June 30, 2025, the fair value is valued by management at zero, based on the very-early stage of the transferred assets. The fair values are reviewed at each reporting date and any changes are reflected in our consolidated income statement. An impairment was recorded for assets transferred to Onco3R Therapeutics (€1.7 million).

Critical Accounting Judgements and Key Sources of Estimation Uncertainty

There were no significant changes in our critical accounting judgements and key sources of estimations uncertainty compared to those used in the most recent annual consolidated financial statements of December 31, 2024, except for the following new critical accounting judgements and key sources of estimation uncertainty.

Determination of fair value of convertible loan receivable

As there is no active market for the convertible loan and no reference share value is readily available of Onco3R, which is a very early-stage R&D organization at the moment, we establish the fair value by using other valuation techniques. The fair value has been determined mainly by reference to the initial transaction price and adjusted as necessary for impairment and revaluations with reference to capitalized interests, relevant available information and recent financing rounds.

The inputs used are categorized as Level 3 inputs.

Determination of restructuring provision

On June 30, 2025, as a result of the strategic reorganization, we recorded a provision for the early termination of collaborations. The provision is estimated based on the total amount of undelivered open purchase commitments, ongoing negotiations with collaboration partners, and confirmed potential exposure provided by our legal advisor.

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

Details of the Unaudited Condensed Consolidated Interim Results

Collaboration revenues

The following table summarizes our collaboration revenues for the six months ended June 30, 2025 and 2024:

			Six months ended June 30
(thousands of €)	Over time	Point in time	2025	2024
Recognition of non-refundable upfront payments and license fees			116,226	115,120

Gilead collaboration agreement for drug discovery platform	✓		115,046	115,120
Cartilla therapeutics GLPG1972		✓	1,180	—
Royalties			5,553	6,080
Gilead royalties on Jyseleca®		✓	5,553	6,080

Total collaboration revenues			121,779	121,200

The roll forward of the outstanding balance of the current and non-current deferred income between January 1, 2025 and June 30, 2025 can be summarized as follows:

(thousands of €)	Gilead collaboration agreement for drug discovery platform	Other deferred income	Total
On January 1, 2025	1,068,981	2,371	1,071,352

Of which current portion:	230,105	2,371	232,476
Revenue recognition of upfront	(115,046)		(115,046)
Other movements		(2,240)	(2,240)
On June 30, 2025	953,935	131	954,066

Of which current portion:	230,105	131	230,236

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

Operating costs and other operating income

Operating costs

Research and development expenditure

The following table summarizes our research and development expenditure for the six months ended June 30, 2025 and 2024:

	Six months ended June 30
(thousands of €)	2025	2024
Personnel costs	(82,282)	(42,040)
Subcontracting	(141,001)	(64,587)
Disposables and lab fees and premises costs	(6,575)	(8,971)
Depreciation and impairment	(32,232)	(13,254)
Professional fees	(5,693)	(8,419)
Other operating expenses	(10,244)	(7,954)

Total research and development expenses	(278,027)	(145,225)

Subcontracting costs increased mainly related to CAR-T and small molecule programs in oncology, and costs for early termination of collaboration agreements. Personnel expenses increased due to severance costs, the increase in depreciation and impairment costs was due to impairment costs related to small molecules assets, of which €10.8 million was recorded on installations and machinery.

The table below summarizes our R&D expenditure for the six months ended June 30, 2025 and 2024, broken down by program.

	Six months ended June 30
(thousands of €)	2025	2024
SIKi program	(9,054)	(9,147)
TYK2 program on GLPG3667	(16,306)	(15,837)
Cell therapy programs in oncology	(115,978)	(65,295)
Other discovery programs	(136,689)	(54,946)

Total research and development expenses	(278,027)	(145,225)

Costs for other discovery programs increased in the first half of 2025 compared to the same period last year, primarily due to the restructuring costs of the small molecule business.

Sales and marketing expenses

The following table summarizes our sales and marketing expenses for the six months ended June 30, 2025 and 2024:

	Six months ended June 30
(thousands of €)	2025	2024
Personnel costs	(4,061)	(3,992)
Depreciation and impairment	3,755	(147)
External outsourcing costs	(520)	(1,130)
Professional fees	(93)	(506)
Other operating expenses	(637)	(1,317)

Total sales and marketing expenses	(1,556)	(7,092)

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

General and administrative expenses

The following table summarizes our general and administrative expenses for the six months ended June 30, 2025 and 2024:

	Six months ended June 30
(thousands of €)	2025	2024
Personnel costs	(37,126)	(25,436)
Depreciation and impairment	(4,044)	(4,161)
Legal and professional fees	(20,794)	(15,551)
Other operating expenses	(10,950)	(11,685)

Total general and administrative expenses	(72,914)	(56,833)

Personnel costs increased due to severance accruals while legal and professional fees increased due to deal costs.

Other operating income

The following table summarizes our other operating income for the six months ended June 30, 2025 and 2024:

	Six months ended June 30
(thousands of €)	2025	2024
Grant income	57	1,324
R&D incentives income	11,946	10,620
Other	2,929	4,694

Total other operating income	14,932	16,638

Lower grants, offset by higher R&D incentives and the lower recharges to Alfasigma explain the decrease in other operating income.

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

Financial income/expenses

The following table summarizes our financial income/expenses (–) for the six months ended June 30, 2025 and 2024:

	Six months ended June 30
(thousands of €)	2025	2024
Fair value adjustments and net currency exchange differences:
Net unrealized currency exchange gain/loss (–)	(38,430)	18,352
Net realized currency exchange loss	(945)	(49)
Fair value re-measurement of warrants	—	(12)
Fair value gain on financial assets held at fair value	347	—
Positive effect of settlement of hedge instrument	22,745	—
Fair value gain/loss (–) on current financial investments	(49,945)	31,164

Total fair value adjustments and net currency exchange differences	(66,228)	49,455

Other financial income:
Interest income	21,791	49,421
Discounting effect of non-current R&D incentives receivables	727	558
Other finance income	18	36

Total other financial income	22,536	50,015

Other financial expenses:
Interest expenses	(304)	(119)
Discounting effect of other non-current liabilities	(661)	(484)
Other finance charges	(399)	(530)

Total other financial expenses	(1,364)	(1,133)

Total net financial result	(45,056)	98,337

Fair value adjustments and net currency differences decreased due to the evolution of the USD exchange rate, while other financial income, consisting mainly of interest income, decreased due lower interest rates and the shift from term deposits and treasury bills to money market funds.

Discontinued operations

The following disclosure illustrates the result from our discontinued operations, related to the transfer of the Jyseleca® business to Alfasigma on January 31, 2024.

1.1 Net cash outflow on disposal of the Jyseleca® business

Six months ended June 30
(thousands of €)	2025
Release from escrow account	18,323
Contribution for R&D costs paid by us to Alfasigma	(25,000)
Earn-outs paid by Alfasigma	4,217

Cash out from the disposal of subsidiaries	(2,459)

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

1.2 Result from discontinued operations

	Six months ended June 30
(thousands of €, except per share data)	2025	2024
Product net sales	—	11,264
Collaboration revenues	—	26,041

Total net revenues	—	37,305

Cost of sales	—	(2,012)
Research and development expenses	(12,516)	(11,279)
Sales and marketing expenses	(588)	(9,271)
General and administrative expenses	(32)	(1,049)
Other operating income	11,599	54,601

Operating profit/loss (–)	(1,537)	68,295

Other financial income	1,921	2,856
Other financial expenses	—	(12)

Profit before tax	384	71,139

Income taxes	(532)	(98)
Net profit/loss (–)	(148)	71,041
Basic and diluted earnings/loss (–) per share from discontinued operations	0	1.08
Weighted average number of shares – Basic (in thousands of shares)	65,897	65,897
Weighted average number of shares – Diluted (in thousands of shares)	65,897	66,046

The sale of the Jyseleca® business to Alfasigma on January 31, 2024 led to the full recognition in revenue of the remaining deferred income related to filgotinib (€26.0 million reported on the collaboration revenues line for the first half of 2024).

As from February 1, 2024, all economics linked to the sales of Jyseleca® in Europe, all filgotinib development expenses and all remaining G&A and S&M expenses relating to Jyseleca® are for the benefit of/recharged to Alfasigma.

For the six months ending June 30, 2025, the R&D expenses related to the settlement of disputed expenses with Alfasigma.

Other operating income for the first six months of 2025, includes a fair value adjustment of the contingent consideration receivable from Alfasigma as a consequence of an adjusted sales forecast. Other operating income for the first six months of 2024, includes €52.3 million related to the calculation of the gain on the sale of the Jyseleca® business to Alfasigma.

Other financial income contains discounting components on the contingent consideration receivables.

1.3 Cash flow from discontinued operations

	Six months ended June 30
(thousands of €)	2025	2024
Net cash flow used in operating activities	(555)	(24,400)
Net cash flow used in investing activities	(2,459)	(5,209)

Net cash flow used in discontinued operations	(3,014)	(29,609)

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

Sale of Galapagos Real Estate Belgium NV

In December 2024, we signed a share purchase agreement for the sale of Galapagos Real Estate Belgium NV and the transaction was completed on 31 March 2025.

1.1 Consideration received

Six months ended June 30
(thousands of €)	2025
Payment received	12,206

Total consideration received	12,206

1.2 Analysis of assets and liabilities over which control was lost

March 31
(thousands of €)	2025
Property, plant and equipment	11,115
Trade and other receivables	1
Cash and cash equivalents	13

Total assets	11,129

Trade and other liabilities	11,020

Total liabilities	11,020

Net assets disposed of	109

1.3 Gain on disposal of subsidiaries

Six months ended June 30
(thousands of €)	2025
Payment received	12,206
Settlement of intercompany loan	(11,012)
Net assets disposed of	(109)

Gain on disposal of subsidiaries	1,085

This gain on disposal of subsidiaries is included in the line other operating income in the income statement.

1.4 Net cash inflow on disposal of subsidiaries

Six months ended June 30
(thousands of €)	2025
Payment received	12,206
Less: cash and cash equivalents balances disposed of	(13)

Net cash in from the disposal of subsidiaries, net of cash disposed of	12,193

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

Cash position

Cash and cash equivalents and financial investments totaled €3,091.5 million on June 30, 2025 (€3,317.8 million on December 31, 2024).

Cash and cash equivalents and financial investments comprised cash at banks, term deposits, treasury bills (nil at June 30, 2025) and money market funds. Our cash management strategy monitors and optimizes our liquidity position. Our cash management strategy allows short-term deposits with an original maturity exceeding three months while monitoring all liquidity aspects.

All cash and cash equivalents are available upon maximum three months’ notice period and without significant penalty. Cash at banks were mainly composed of current accounts. Our credit risk is mitigated by selecting a panel of highly rated financial institutions for our deposits.

Current financial investments comprised €751.6 million of term deposits which all had an original maturity longer than three months and which are not available on demand within three months. Our current financial investments also comprised money market funds and treasury bills. Our portfolio of treasury bills contained only AAA rated paper, issued by France, Belgium and Europe. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies with a proven track record.

	June 30	December 31
(thousands of €)	2025	2024
Money market funds	2,268,258	1,484,599
Treasury bills	—	255,078
Term deposits	751,577	1,313,657

Total current financial investments	3,019,835	3,053,334

Cash at banks	71,669	64,239

Total cash and cash equivalents	71,669	64,239

Non-current financial investments	—	200,182

Total non-current financial investments	—	200,182

On June 30, 2025, our cash and cash equivalents and current financial investments included $2,156.2 million held in U.S. dollars ($726.9 million on December 31, 2024) which could generate foreign exchange gains or losses in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. The foreign exchange loss (–)/gain in case of a 10% change in the EUR/U.S. dollar exchange rate amounts to €184.0 million.

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

Note to the cash flow statement

	June 30
(thousands of €)	2025	2024
Adjustment for non-cash transactions
Depreciation and impairment on intangible assets and property, plant and equipment	36,515	18,152
Share-based compensation expenses	12,661	10,217
Increase in retirement benefit obligations and provisions	36,867	8
Unrealized exchange losses/gains (–) and non-cash other financial result	37,707	(18,910)
Discounting effect of non-current deferred income	—	(227)
Discounting effect of other non-current liabilities	661	484
Discounting effect of contingent consideration receivable	(1,921)	—
Fair value re-measurement of warrants	—	12
Net change in fair value of current financial investments	67,439	(21,391)
Fair value adjustment financial assets held at fair value through profit or loss	(347)	—
Fair value adjustment contingent consideration receivable	(11,579)	(2,628)
Reversal of impairment loss on trade receivables	(9,643)	—
Other non-cash expenses	(155)	99

Total adjustment for non-cash transactions	168,205	(14,184)

Adjustment for items to disclose separately under operating cash flow
Interest expense	304	121
Interest income	(21,791)	(49,421)
Income taxes	(1,256)	(1,041)
Correction for cash used for other liabilities related to the disposal of subsidiaries	—	527

Total adjustment for items to disclose separately under operating cash flow	(22,743)	(49,814)

Adjustment for items to disclose under investing and financing cash flows
Gain on sale of subsidiaries	(1,085)	(52,339)
Loss on sale of fixed assets	—	37
Proceeds from disposal of hedging instrument	(22,745)	—
Investment income on financial investments	(17,498)	(9,773)

Total adjustment for items to disclose separately under investing and financing cash flow	(41,328)	(62,075)

Change in working capital other than deferred income
Decrease in inventories	17,553	10,756
Increase (–)/decrease in receivables	44,842	(42,283)
Increase/decrease (–) in liabilities	49,940	(32,969)

Total change in working capital other than deferred income	112,335	(64,496)

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

Financial risk management

The following table summarizes the categories of financial assets and liabilities held at fair value:

		June 30	December 31
(thousands of €)	Fair value hierarchy	2025	2024
Financial assets held at fair value through other comprehensive income
Equity instruments	Level 3	46,928	52,941
Financial assets held at fair value through profit or loss
Contingent consideration receivable	Level 3	57,606	47,207
Financial investments	Level 1	2,268,258	1,484,599
Convertible loan	Level 3	20,348	—
Financial liabilities held at fair value through profit or loss
Contingent consideration related to milestones CellPoint	Level 3	21,238	20,576

The decrease of the fair value of the equity instruments, which is due to exchange losses, of €6.0 million is reflected in the other reserves (other comprehensive income) in the consolidated equity. The valuation of all our equity investments is based on Level 3 assumptions as it includes investments in non-quoted companies. These investments are valued initially at fair value through the established purchase price between a willing buyer and seller. Subsequent valuation is based on internal and external evidence such as information from recent financing rounds, scientific updates and other valuation techniques.

The contingent consideration receivable relates to fair value of the future earn-outs to be obtained from Alfasigma for the sale of Jyseleca®. €7.0 million is presented on the line “Trade and other receivables” and €50.6 million is presented on the line “non-current contingent consideration receivable”. The total potential amount consists of sales-based milestone payments totaling €120 million and mid-single to mid-double-digit royalties on European sales. The valuation is based on Level 3 assumptions based on our best estimate of the expected earn-outs and sales milestones in the future, considering probability adjusted sales forecasts of Jyseleca® discounted using an appropriate discount rate. The fair value is reviewed at each reporting date and any changes are reflected in our consolidated income statement, in the line ‘Net profit/loss (-) from discontinued operations, net of tax’. On June 30, 2025, the fair value of the future earn-outs was increased based on an adjustment of the sales forecasts of Jyseleca® in Europe considering the evolution of the actual net sales. A change in expected sales by 15% would result in a change of €18.0 million in the total contingent consideration receivable on June 30, 2025.

The contingent consideration arrangement relating to the acquisition of CellPoint requires us to pay the former owners of CellPoint additional considerations up to €100.0 million. This amount is due when certain sequential development (€20.0 million), regulatory (€30.0 million) and sales-based (€50.0 million) milestones would be achieved. Total fair value at June 30, 2025 of these milestones amounted to €21.2 million. The fair value measurement is based on significant inputs that are not observable in the market, which are classified as Level 3 inputs. Key assumptions in the valuation at June 30, 2025 include a discount rate of 13.50% for the first two milestones and a discount rate of 14% for the third milestone, an appropriate probability of success of reaching these milestones and expected timing of these milestones. A change in probabilities of success of each milestone by 5 percentage points would result in a change of €3.0 million in the total contingent consideration liability on June 30, 2025. As per June 30, 2025, changes were made to the key assumptions as compared to December 31, 2024 regarding the discount rate and the expected timing of the milestones. This impact, together with the discounting effect, was recognized in the financial results.

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

We refer to critical accounting judgements and key sources of estimation uncertainty for details about the fair value of the convertible loan.

Off-balance Sheet Arrangements

Contractual obligations and commitments

We have certain purchase commitments principally with CRO subcontractors and certain collaboration partners.

On June 30, 2025, we had outstanding obligations for purchase commitments, which become due as follows:

(thousands of €)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Purchase commitments	179,311	134,236	37,941	6,524	610

Our purchase commitments at the end of June 2025 included €128.8 million related to projects in development phase, €12.8 million for projects in discovery research phase, €34.7 million for shared services, and €3.0 million for supply chain, commercial and medical affairs.

We refer to our Annual Report 2024 for additional information on our contingent contractual obligations.

Related Party Transactions

On April 29 2025, we held our Annual Shareholders’ Meeting (“AGM”). The AGM approved the appointment of Mr. Oleg Nodelman as Non-Executive Director for a period of four years.

On May 13, 2025, we announced the appointment of Mr. Henry Gosebruch as Chief Executive Officer, effective immediately, succeeding Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, who announced his retirement in April 2025. The related agreements have been entered into in line with our Remuneration Policy.

On May 27, 2025, the new CEO, Mr. Henry Gosebruch, was offered new subscription rights under Subscription Right Plan 2025 (A), subject to acceptance. The subscription rights have an exercise term of eight years as of the date of the notarial deed enacting the acceptance of the subscription rights. The exercise price of the subscription rights is €25.64 (the closing price of the Galapagos share on Euronext Brussels and Amsterdam on the date of the offer). Each subscription right gives the right to subscribe for one new Galapagos share. The subscription rights can in principle not be exercised prior to June 12, 2028.

On June 16 and June 23, 2025, certain members of the Executive Committee were offered new restricted stock units (“RSUs”). The RSUs were offered for no consideration. Each RSU represents the right to receive, at Galapagos’ discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. The first RSU grant has a cliff vesting date on May 1, 2028 and the second RSU grant a four-year vesting period, with 25% vesting each year and a first vesting date on May 1, 2026. For the members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares.

Galapagos NV Half-Year Financial Report 2025

FINANCIAL STATEMENTS

The table below sets forth the number of subscription rights offered and accepted under Subscription Right Plan 2025 (A) and the number of RSUs offered to each member of the Executive Committee during the first six months of 2025:

Name	Title	Number of 2025 subscription rights accepted	Number of 2025 RSUs offered
Henry Gosebruch	CEO	925,000	300,000	(1)
Valeria Cnossen	General Counsel		20,636
Annelies Missotten	Chief Human Resources Officer		9,288
Aaron Cox (2)	Chief Financial Officer

(1)	These RSUs have already been accepted.
(2)	Appointed as CFO as of July 7, 2025.

On June 23, 2025, we announced the appointment of Mr. Aaron Cox as Chief Financial Officer, effective July 7, 2025. Mr. Cox succeeds Thad Huston, who will remain with us through July 31, 2025. The related agreements have been entered into in line with our Remuneration Policy.

During the first six months of 2025, other than as disclosed in the paragraph above, there were no changes to related party transactions disclosed in the 2024 annual report that potentially had a material impact on our financials of the first six months of 2025.

Events after the End of the Reporting Period

There were no adjusting events nor material non-adjusting events to be reported.

Approval of Interim Financial Statements

The interim financial statements were approved by the Board of Directors on July 22, 2025.

Galapagos NV Half-Year Financial Report 2025

OTHER INFORMATION

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “will,” could,” “would,” “plan,” “seek”, “upcoming”, “future”, “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “explore,” “further,” as well as similar expressions identify forward-looking statements.

Forward-looking statements contained in this report include, but are not limited to the information in the chapter with the title “Financial guidance”, the guidance from management regarding our financial results (including guidance regarding the expected operational use of cash for the fiscal year 2025), statements regarding our strategic and capital allocation priorities, statements regarding our regulatory outlook, statements regarding the amount and timing of potential future milestones, including potential milestone payments, statements regarding our R&D plans, strategy, and outlook, including progress on our oncology or immunology portfolio, including any potential changes in such strategy and plans, statements regarding our pipeline and complementary technology platforms facilitating future growth, statements regarding our product candidates and partnered programs, and any of our future product candidates or approved products, if any, statements regarding the global R&D collaboration with Gilead and the amendment of our arrangement with Gilead for the commercialization and development of filgotinib, statements regarding the expected timing, design and readouts of our ongoing and planned preclinical studies and clinical trials, including but not limited to (i) GLPG3667 in SLE and DM, (ii) GLPG5101 in R/R NHL, CLL, MCL and other hematological malignancies, and (iii) GLPG5301 in R/R MM, including recruitment for trials and interim or topline results for trials and studies in our portfolio, statements regarding the potential attributes and benefits of our product candidates, statements regarding our commercialization efforts for our product candidates and any of our future approved products, if any, statements regarding the potential future commercial manufacturing of T-cell therapies, statements related to the anticipated BLA filing for GLPG5101, statements related to the anticipated timing for submissions to regulatory agencies, including any INDs or CTAs, statements relating to the development of our distributed manufacturing capabilities on a global basis, statements regarding our supply chain, including our reliance on third parties, statements related to our review of strategic alternatives, including the potential divesture of our cell therapy business, anticipated leadership changes, potential partnering opportunities and anticipated changes to our portfolio, goals, business plans and sustainability plans. We caution the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of any future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.

Such risks include, but are not limited to, the risk that our expectations and management’s guidance regarding our 2025 operating expenses, revenues, cash burn, and other financial estimates may be incorrect (including because one or more of our assumptions underlying our revenue or expense expectations may not be realized), the risk that costs of restructuring will exceed our estimates, risks associated with Galapagos’ product candidates and partnered programs, including GLPG5101 and uza-cel, the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities, and regulatory approval requirements (including, but not limited to, the risk that data and timing from our ongoing and planned clinical research programs in DM, SLE, R/R NHL, R/R CLL, R/R MM and other oncologic indications or any other indications or diseases, may not support registration or further development of our product candidates due to safety, or efficacy concerns, or any other reasons), risks related to the

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potential benefits and risks related to our current collaborations, including our plans and ability to enter into collaborations for additional programs or product candidates, the inherent risks and uncertainties associated with target discovery and validation, and drug discovery and development activities, the risk that the preliminary and topline data from our studies may not be reflective of the final data, risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partners Gilead, Lonza and Adaptimmune), the risk that the transfer of the Jyseleca® business will not have the currently expected results for our business and results of operations, including the risk that our plans with respect to CAR-T may not be achieved on the currently anticipated timeline or at all, the risk that our estimates regarding the commercial potential of our product candidates (if approved) or expectations regarding the revenues and costs associated with the commercialization rights may be inaccurate, the risks related to our strategic transformation exercise, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline or at all, the risk that we will encounter challenges retaining or attracting talent, and risks related to disruption in our operations, supply chain, or ongoing studies due to conflicts or macroeconomic events.

A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (“SEC”), including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. We also refer to the “Risk Factors” section of this report. Given these risks and uncertainties, the reader is advised not to place any undue reliance on any such forward-looking statements. In addition, even if the results of our operations, performance, financial condition and liquidity, or the industry in which we operate, are consistent with such forward- looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this report. We expressly disclaim any obligation to update any such statements in this report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statements is based or that may affect the likelihood that actual results will differ from those set forth in any such statements, unless specifically required by law or regulation.

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Glossary

ADS

American Depositary Share; Galapagos has a Level 3 ADS listed on Nasdaq with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV

Antibody

A blood protein produced in response to and counteracting a specific antigen. Antibodies combine chemically with substances which the body recognizes as alien, such as bacteria, viruses, and foreign substances

ATALANTA-1

ATALANTA-1 Phase 1/2 study with decentralized manufactured CD19 CAR-T candidate, GLPG5101, in different aggressive B- cell malignancies

Auto-immune indication

Autoimmune diseases result when your immune system is overactive, causing it to attack and damage your body’s own tissues. Normally, your immune system creates proteins called antibodies that work to protect you against harmful substances such as viruses, cancer cells, and toxins. But with autoimmune disorders, your immune system can’t tell the difference between invaders and healthy cells.

BCMA

B cell maturation antigen (BCMA) is a member of the tumor necrosis factor receptor superfamily that plays an important role in regulating B-cell proliferation and survival. BCMA is central to the survival of multiple myeloma cells

Biologics

Biologics, also referred to as Biologicals, are a class of medicines which are grown and then purified from large-scale cell cultures of bacteria or yeast, or plant, or animal cells. Biologicals are a diverse group of medicines which includes vaccines, growth factors, immune modulators, monoclonal antibodies, as well as products derived from human blood and plasma. What distinguishes biologics from other medicines is that these are generally proteins purified from living culture systems or from blood, whereas other medicines are considered as ‘small molecules’ and are either made synthetically or purified from plants

Burkitt lymphoma (BL)

BL is a rare, aggressive form of NHL that arises from B-lymphocytes, a type of white blood cells that produce antibodies. BL is the most common form of NHL in children, but it can also develop in adults. BL is more common in males than in females

CAR-T

Chimeric antigen receptor T cells (also known as CAR-T cells) are T cells that have been genetically engineered to produce an artificial T cell receptor for use in immunotherapy

Cash position

Financial investments and cash and cash equivalents

CD19

CD19 is a protein found on the surface of B-cells, a type of white blood cell. Since CD19 is a hallmark of B-cells, the protein has been used to diagnose cancers that arise from this type of cell, notably B-cell lymphomas

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Cell therapy

Cell therapy aims to treat diseases by restoring or altering certain sets of cells or by using cells to carry a therapy through the body. With cell therapy, cells are cultivated or modified outside the body before being injected into the patient. The cells may originate from the patient (autologous cells) or a donor (allogeneic cells)

Chronic Lymphocytic Leukemia (CLL)

Chronic lymphocytic leukemia is the most common leukemia in adults. It is a type of cancer that starts in cells that become certain white blood cells (called lymphocytes) in the bone marrow. The cancer (leukemia) cells originate in the bone marrow and migrate to the bloodstream

Complete Response Rate (CRR)

Term used for the absence of all detectable cancer after the treatment is completed

Compound

A chemical substance, often a small molecule with drug-like properties

Contract research organization (CRO)

Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry

Cryopreservation

Process where biological material - cells, tissues, or organs - are frozen to preserve the material for an extended period of time

Cytokine release syndrome (CRS)

Condition that develops when your immune system responds too aggressively to infection or after certain types of immunotherapy, such as CAR-T-cell therapy

Decentralized cell therapy manufacturing

The manufacturing of cell therapies geographically close to cancer treatment centers

Dermatomyositis (DM)

Dermatomyositis is a rare inflammatory disease. Common symptoms include distinctive skin rash, and inflammatory myopathy, or inflamed muscles, causing muscle weakness

Development

All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Diffuse large B-cell lymphoma (DLBCL)

DLBCL is a blood cancer that involves changes in the B cells, a particular type of white blood cell (lymphocyte). It’s the most common form of aggressive NHL and a type of B-cell lymphoma. DLBCL affects the lymphatic system. Normal B cells are a part of that infection-fighting network. But with DLBCL, healthy B cells change into fast-growing cancer cells that overtake healthy ones. They are no longer able to fight off infection-causing invaders, like viruses and bacteria

Discovery

Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates

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Dose-range finding study

Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies

Double-blind

Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking a placebo or the treatment being evaluated

EC

European Commission

Efficacy

Effectiveness for intended use

EMA

European Medicines Agency, in charge of European market authorization of new medications

End-to-end

A process that takes a system or service from beginning to end and delivers a complete functional solution, usually without strong reliance on third parties

FDA

The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications

Filgotinib

Small molecule preferential JAK1 inhibitor, approved in RA and UC in the European Union, Great-Britain and Japan, and marketed under the brand name Jyseleca®. The Jyseleca® business has been transferred to AlfaSigma in 2024

Follicular lymphoma (FL)

FL is a very slow-growing cancer that may appear in your lymph nodes, your bone marrow and other organs.

FORM 20-F

Form 20-F is an SEC filing submitted to the US Securities and Exchange Commission

FSMA

The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten

FTE

Full-time equivalent; a way to measure an employee’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project

G&A expenses

General & administrative expenses

GALACELA

Phase 2 (Phase 3-enabling) study with GLPG3667 in patients with systemic lupus erythematous

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GALARISSO

Phase 2 (Phase 3-enabling) study with GLPG3667 in patients with dermatomyositis

GLPG3667

A TYK2 kinase inhibitor discovered by us. Two Phase 3-enabling studies are currently ongoing in SLE and DM

GLPG5101

A second generation anti-CD19/4-1BB CAR-T product candidate currently in Phase 1/2 study in multiple aggressive B-cell malignancies

GLPG5301

A BCMA CAR-T product candidate in Phase 1/2 study in R/R MM

High-risk first line DLBCL

High-risk DLBCL with International Prognostic Index 3-5 or double/triple-hit lymphoma, primary refractory disease, defined as subjects failing to achieve a complete response to first-line anti-CD20 and anthracycline-based chemoimmunotherapy after ≥2 cycles at the interim disease assessment

Immune effector cell-associated neurotoxicity syndrome (ICAN)

Clinical and neuropsychiatric syndrome that can occur in the days to weeks following administration of certain types of immunotherapy especially immune effector cell (IEC) or T cell engaging therapy

Immunology

The study of the immune system and is a very important branch of the medical and biological sciences. The immune system protects humans from infection through various lines of defense. If the immune system is not functioning as it should it can result in disease including autoimmunity, allergy, and cancer

In-/out-licensing

Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

Intellectual property

Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights

Investigational New Drug (IND) Application

United States Federal law requires a pharmaceutical company to obtain an exemption to ship an experimental drug across state lines, usually to clinical investigators, before a marketing application for the drug has been approved. The IND is the means by which the sponsor obtains this exemption, allowing them to perform clinical studies

In vitro

Studies performed with cells outside their natural context, for example in a laboratory

In vivo

Studies performed with animals in a laboratory setting

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JAK

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a preferential JAK1 inhibitor

Jyseleca®

Brand name for filgotinib

Leukapheresis

Laboratory procedure in which white blood cells are separated from a sample of blood

Lymphatic system

A network of tissues, vessels and organs that help fight infection in your body

Lymphocyte

Type of white blood cell that is part of the immune system

Mantle cell lymphoma (MCL)

MCL is a rare blood cancer that starts in white blood cells in the lymph nodes. This type of cancer often grows slowly before starting to grow more rapidly. Mantle cell lymphoma quickly spreads throughout the lymphatic system and to other parts of the body

Marginal zone lymphoma (MZL)

MZL refers to a group of rare, slow-growing non-Hodgkin lymphomas. They typically develop in lymphoid tissue. This tissue contains B cells, a type of white blood cell that is in parts of the immune system like your lymph nodes and spleen

MHLW

Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications

MHRA

Medicines and Healthcare products Regulatory Agency in Great Britain

Milestone

Major achievement in a project or program; in our alliances, this is usually associated with a payment

Multiple myeloma (MM)

Multiple myeloma (MM) is typically characterized by the neoplastic proliferation of plasma cells producing a monoclonal immunoglobulin. The plasma cells proliferate in the bone marrow and can result in extensive skeletal destruction with osteolytic lesions, osteopenia, and/or pathologic fractures

NDA

A new drug application (NDA) is a request to the FDA for a license to market a new drug in the U.S. A NDA must show the chemical and pharmacologic description of the drug, the results of clinical trials, and the proposed drug label

Non-Hodgkin’s lymphoma (NHL)

Non-Hodgkin lymphoma is a type of cancer that begins in the lymphatic system, which is part of the body’s germ-fighting immune system. In non-Hodgkin lymphoma, white blood cells called lymphocytes grow abnormally and form tumors throughout the body

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Objective Response Rate (ORR)

The response rate is the percentage of patients on whom a therapy has some defined effect; for example, the cancer shrinks or disappears after treatment. When used as a clinical endpoint for trials of cancer treatments, this is often called the objective response rate

Oncology

Field of medicine that deal with the diagnosis, treatment, prevention, and early detection of cancer

Oral dosing

Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

Outsourcing

Contracting work to a third party

PAPILIO-1

Phase 1/2 study with GLPG5301 in patients with relapsed/refractory multiple myeloma

Pharmacokinetics (PK)

Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing

Phase 1

First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers

Phase 2

Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use

Phase 3

Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval

Pivotal studies

Registrational clinical studies

Placebo

A substance having no pharmacological effect but administered as a control in testing a biologically active preparation

Preclinical

Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling

Preclinical candidate (PCC)

A new molecule and potential drug that meets chemical and biological criteria to begin the development process

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Primary CNS lymphoma (PCNSL)

A rare, extranodal lymphomatous malignancy that affects the brain, spinal cord, leptomeninges, or vitreoretinal space without evidence of systemic involvement

Product candidate

Substance that has satisfied the requirements of early preclinical testing and has been selected for development, starting with formal preclinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans

R&D operations

Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners

Refractory

“Refractory” refers to a patient with cancer that is/has become resistant to, or does not respond to, treatment

Relapsed

“Relapsed” refers to a patient with cancer that develops cancer again after a period of improvement

Rheumatoid arthritis (RA)

A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

Richter transformation

Richter transformation (RT) is an uncommon clinicopathological condition observed in patients with CLL. It is characterized by the sudden transformation of the CLL into a significantly more aggressive form of large cell lymphoma, and occurs in approximately 2-10% of all CLL patients

S&M expenses

Sales and marketing expenses

SEC

Securities and Exchange Commission in the US

Systemic lupus erythematosus (SLE)

An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure

Target

Protein that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine

TEAE

Treatment Emergent Adverse Event, is any event not present, prior to the initiation of the treatments or any event already present that worsens in either intensity or frequency following exposure to the treatments

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TYK

Tyrosine kinase is an enzyme that can transfer a phosphate group from ATP to the tyrosine residues of specific proteins inside a cell. It functions as an “on” or “off” switch in many cellular functions. Tyrosine kinases belong to a larger class of enzymes known as protein kinases which also attach phosphates to other amino acids such as serine and threonine. GLPG3667 is a reversible and selective TYK2 kinase domain inhibitor

Ulcerative colitis (UC)

UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)

Vein-to-vein time

The time between leukapheresis and infusion in the patient

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Financial Calendar

November 5, 2025

Third quarter 2025 results

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Other Information

Concept, design and online programming

nexxar GmbH, Vienna – Online annual reports and online sustainability reports

www.nexxar.com

Photography

Frank van Delft

Private photographs

Copy deadline: July 23, 2025

This report is also available in Dutch and available for download in the Downloads section of this report or at www.glpg.com

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Contact

Glenn Schulman	Liesbeth Verstraeten	Marieke Vermeersch
Head of Investor Relations	Director, Reporting & Sustainability Lead	VP, Head of Corporate Communication
Tel. +1 412 522 623	Tel. +32 15 34 29 00	Tel. +32 479 49 06 03
Email: ir@glpg.com	Email: ir@glpg.com	Email: media@glpg.com

Listings

Euronext Amsterdam and Brussels: GLPG Nasdaq: GLPG

Galapagos NV Half-Year Financial Report 2025